FINANCIAL INVESTORS TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

September 22, 2011

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Financial Investors Trust

Registration Statement on Form N-1A

1933 Act File No. 33-72424

1940 Act File No. 811-8194

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, Financial Investors Trust, and the undersigned distributor, ALPS Distributors, Inc., each hereby requests that the effectiveness of the above-referenced registration statement be accelerated to September 22, 2011, at 4:00 p.m. (Eastern time), or as soon thereafter as practicable.

If you have any questions, please call JoEllen Legg at (303) 623-2577.

Very truly yours,

FINANCIAL INVESTORS TRUST

/s/ Jeremy O. May
By: Jeremy O. May
Title: Treasurer

ALPS DISTRIBUTORS, INC.

/s/ Tané T. Tyler
By: Tané T. Tyler
Title: Secretary